December 05, 2005
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	Proposed Response to Mr. Rosenberg’s November 30, 2005 Comment Letter on Alkermes, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 and Form 10-Q for the Quarterly Period Ended June 30, 2005: File No. 001-14131
Dear Mr. Rosenberg:
As Tabatha Akins, a Staff Accountant from your office, and James Steffes of Alkermes, Inc. discussed via telephone call on December 05, 2005, Alkermes, Inc. proposed a time to file a response on the above referenced matter. We have committed to respond not later than Wednesday, December 28, 2005 versus the initial SEC request for filing by Thursday, December 14, 2005.
We appreciate the extension that will allow us to research and formulate thorough responses to the remaining SEC comments.
Sincerely,
/s/ James M. Frates
James M. Frates
Chief Financial Officer